Exhibit 99.1

PRESS RELEASE

Borqs Technologies Enters Into Agreements to Extinguish Debt Totaling Approximately $18 Million and to Eliminate Institutional Loans

Santa Clara, California, December 24, 2020 – Borqs Technologies, Inc. (Nasdaq: BRQS, the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), today reported that the Company has entered into Agreements dated December 14, 2020 with its senior lender and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA is committed to purchase up to be approximately $18 million of debt in tranches, which when completed will eliminate substantially all of the debt with the Company’s senior lender. LMFA will convert the purchased debt into common shares of the Company, pursuant to a court order that allows the conversion shares to be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended. Please refer to the company’s SEC filings for additional information about the transaction.

Some of the benefits of the transaction structure include:

●	Upon full performance of the transaction, elimination of substantially all of the debt owed to the senior lender, subject to the court order and regulatory procedures;
●	A standstill on potential actions against the Company by the senior lender, so long as the transaction moves forward in a timely manner; and
●	When the defaulted loans eventually are repaid, the Company may be able to seek future financings at better terms.

About LMFA Financing LLC

LM Funding America, Inc., together with its subsidiaries, is a technology-based specialty finance company that provides funding to nonprofit community associations (Associations) primarily located in the state of Florida, as well as in the states of Washington, Colorado and Illinois by funding a certain portion of the associations' rights to delinquent accounts that are selected by the Associations arising from unpaid Association assessments.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that some or all of the debt may not be converted as described herein, and the negative impact of the coronavirus on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com